SCHEDULE 13E-4


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549
                  Issuer Tender Offer Statement
              (Pursuant to Section l3(e)(1) of the
                 Securities Exchange Act of l934)
                          (Amendment #1)

                LINCOLN INTERNATIONAL CORPORATION
                ---------------------------------
                       (Name of the Issuer)

                LINCOLN INTERNATIONAL CORPORATION
                ---------------------------------
               (Name of Person(s) Filing Statement)

                        Common, Non-Voting
                  (Title of Class of Securities)

                            5337l6l06
                            ---------
              (CUSIP Number of Class of Securities)

                          Robert P. Ross
                  3 Riverfront Plaza - Suite 329
                   Louisville, Kentucky   40202
                         (502) - 56l-l673
                         ----------------
     (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)


            Not until comments from staff are received
            ------------------------------------------
           (Date Tender Offer First Published, Sent or
                    Given to Security Holders)


                    Calculation of Filing Fee

_________________________________________________________________
     Transaction              Amount of Filing Fee

     Valuation* $350,000           $70
_________________________________________________________________


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     *  Set forth the amount on which the filing fee is
        calculated and state how it was determined.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     This fee is off-set by the $70 fee paid for filing a Schedule l3E-3 in June, l995, date by the Company.


Amount Previously Paid ............................ Not
                                                    Applicable

Form or Registration No.: ......................... Not
                                                    Applicable

Filing Party: ..................................... Not
                                                    Applicable

Date Filed: ....................................... Not
                                                    Applicable





























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     ITEM 1.  SECURITY AND ISSUER.

     (a) Lincoln International Corporation is the issuer, with principal executive offices at Suite 6, 120 Village Square,
Middletown, Kentucky, 40243.

     (b) As of ________ __, l995, there were l,537,26l shares of the issuer's common, non-voting stock outstanding held of record by 1,795 stockholders as of that date. This Offer seeks l,000,000 of such shares at an Offer Price of $0.35 per Share, and no such Shares will be purchased from any officer, director or affiliate of the issuer. The information set forth in "The Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) There is no established trading market for such shares and the information set forth in "Special Factors - Background of the Transaction" of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.


     ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The issuer will use funds it now has available, in the maximum amount of $350,000, for this Offer.

     (b)  No such funds will be borrowed.


     ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS FOR PROPOSALS
OF THE ISSUER OR AFFILIATE.

     The information set forth in "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" and "Effect of Offer on Non-Tendering Common Non-Voting Shareholders" in the
Offer to Purchase is incorporated herein by reference.


     ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     No transaction in the subject securities of the Issuer was effected within the past 40 days by the issuer or any person referred to in its Instruction C of this Schedule, or by an associate or subsidiary of any such person, including an executive officer or director of any such subsidiary.





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     ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     No such contract, arrangement, understanding or relationships relating to the Tender Offer exists.


     ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No persons are to be employed, retained or to be compensated in connection with this Offer, as the issuer will not utilize any outside or unaffiliated persons in this Offer. The issuer's officers and employees may make telephone calls or oral solicitations under the Offer, but no compensation will be provided to them for such services.


     ITEM 7.  FINANCIAL INFORMATION.

     (a)  The information set forth at pages F-2 through F-l6, F-
2l through F-24 and F-28 in the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable as not material.


     ITEM 8.  ADDITIONAL INFORMATION.

     None.


     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Offer to Purchase materials.

     (b)  Not applicable.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

     (f)  None.




                            SIGNATURE

     After due inquiry and to the best of my knowledge and

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belief, I certify that the information set forth in this statement is true, complete and correct.


09/21/95                      /s/Lee Sisney
                              ___________________________________
(Date)                        (Signature)


                              Lee Sisney, President
                              ---------------------
                              (Name and Title)








































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